ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine Announcements from
3 October to 5 November 2009

5th November 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 25,561 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 5 November 2009 consists of 2,606,666,100 ordinary shares, of which 146,385,451 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,280,649 shares with voting rights.

The figure of 2,460,280,649 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

Monday 2nd November 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital at 31 October 2009 and currently consists of 2,606,666,100 ordinary shares, of which 146,411,012 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,255,088 shares with voting rights.

The figure of 2,460,255,088 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

20th October 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, late yesterday 45,665 shares held in Treasury, and today a further 21,723 shares held in Treasury, were transferred to share scheme participants. Following these changes, National Grid plc’s registered capital from 20 October 2009 consists of 2,606,666,100 ordinary shares, of which 146,411,012 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,255,088 shares with voting rights.

The figure of 2,460,255,088 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

16th October 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, late yesterday, 250,000 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid plc’s registered capital from 15 October 2009 consists of 2,606,666,100 ordinary shares, of which 146,478,400 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,460,187,700 shares with voting rights.

The figure of 2,460,187,700 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

Thursday 8th October 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 46,094 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market on Wednesday 7th October 2009, at a price of 607 pence per share, on behalf of 3,050 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	21 Ordinary Shares

Steven Holliday	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	673,416 Ordinary Shares

Steven Holliday	1,394,514 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary- Share Schemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 20 shares purchased by the SIP Trustee for his partner.

6th October 2009

National Grid plc (‘National Grid’)

National Grid Electricity Transmission plc.

National Grid Gas plc

NGG Finance plc.

British Transco International Finance BV

Publication of Annual Reports and Accounts
-Group Companies With Listed Debt

In June 2009, pursuant to paragraph 9.31 of the ‘Continuing Obligations’ of the Listing Rules, National Grid previously confirmed it had issued its Annual Report to shareholders and submitted copies for public inspection at the UK Listing Authority’s Document Viewing Facility (also available electronically on NG’s website: www.nationalgrid.com).

National Grid plc also has various listed bonds issued and, in accordance with paragraph 17.3.1 (3), we also confirm that, following publication to the shareholders, copies of the Annual Report are available from the Secretary’s Department at 1-3 Strand, London WC2N 5EH.

Also being submitted today to the UKLA Document Viewing Facility under
LR 17.3.1(1) are Annual Reports in respect of the following NG Group subsidiary companies with listed bonds:

National Grid Electricity Transmission plc.

National Grid Gas plc.

NGG Finance plc.

British Transco International Finance B.V.

Note: The annual reports for each company above will shortly be available to the public for inspection at the UKLA Document Viewing Facility (at 25 The North Colonnade, Canary Wharf, London E14 5HS).

All the documents will also be available electronically on National Grid’s website at www.nationalgrid.com.

In each case, in accordance with paragraph 17.3.1 (3) of the above obligations, we confirm that, following publication to the shareholders, copies are also available from the Secretary’s Department at 1-3 Strand, London WC2N 5EH.

Contact:
D C Forward
Assistant Secretary
0207 004 3226